UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Brown-Forman Corporation

(Name of Issuer)

Class A Common Stock (voting), $0.15 par value per share

(Title of Class of Securities)

115637-10-0

(CUSIP Number)

Wolf Pen Branch, LP

c/o The Glenview Trust Company

4969 U.S. Highway 42, Suite 2000

Louisville, Kentucky 40222

Attention: Sherry M. Feldpausch, Esq.

(502) 212-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 115637-10-0

(1)	Names of reporting persons Wolf Pen Branch, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 94,505,625 shares of Class A Common Stock (voting), $0.15 par value per share
	(8)	Shared voting power —
	(9)	Sole dispositive power 42,000,000 shares of Class A Common Stock (voting), $0.15 par value per share
	(10)	Shared dispositive power —
(11)	Aggregate amount beneficially owned by each reporting person 94,505,625 shares of Class A Common Stock (voting) $0.15 par value
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 55.9% (1)
(14)	Type of reporting person (see instructions) PN (limited partnership)

(1)

Based upon 169,000,615 shares of Class A Common Stock (voting) outstanding as of February 28, 2019, as disclosed in Brown-Forman Corporation’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2019, filed with the Securities and Exchange Commission on March 6, 2019.

CUSIP No. 115637-10-0

(1)	Names of reporting persons Wolf Pen Branch GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 94,505,625 shares of Class A Common Stock (voting), $0.15 par value per share (1)
	(8)	Shared voting power —
	(9)	Sole dispositive power 42,000,000 shares of Class A Common Stock (voting), $0.15 par value per share (2)
	(10)	Shared dispositive power —
(11)	Aggregate amount beneficially owned by each reporting person 94,505,625 shares of Class A Common Stock (voting) $0.15 par value
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 55.9% (3)
(14)	Type of reporting person (see instructions) OO (limited liability company)

(1)

Wolf Pen Branch GP, LLC has voting power with respect to these shares (which are the same shares in respect of which Wolf Pen Branch, LP has voting power) by virtue of serving as general partner of Wolf Pen Branch, LP. Wolf Pen Branch GP, LLC does not directly hold any of these shares.

(2)

Wolf Pen Branch GP, LLC has dispositive power with respect to these shares (which are the same shares in respect of which Wolf Pen Branch, LP has dispositive power) by virtue of serving as general partner of Wolf Pen Branch, LP. Wolf Pen Branch GP, LLC does not directly hold any of these shares.

(3)

Based upon 169,000,615 shares of Class A Common Stock (voting) outstanding as of February 28, 2019, as disclosed in Brown-Forman Corporation’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2019, filed with the Securities and Exchange Commission on March 6, 2019.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends the Schedule 13D filed on March 28, 2017 (the “Schedule 13D”), by Wolf Pen Branch, LP, a Delaware limited partnership (“HoldCo”), and Wolf Pen Branch GP, LLC (“General Partner”), a Delaware limited liability company which serves as the sole general partner of Wolf Pen Branch, LP (HoldCo and General Partner, collectively, the “Reporting Persons”), relating to Class A Common Stock (voting), $0.15 par value per share (“Common Stock”), issued by Brown-Forman Corporation (the “Registrant”). This Amendment is being filed in connection with additional Proxies (as defined below) which have been received by HoldCo which has caused the beneficial ownership of the shares of Common Stock held by HoldCo and the General Partner to increase by more than 1%, as more specifically set forth in Items 5 and 6 below.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)

As of the date hereof, each of the Reporting Persons is the beneficial owner of 94,505,625 shares of Common Stock, which represent 55.9% of the outstanding shares of Common Stock. Of these shares in respect of which the Reporting Persons have beneficial ownership, HoldCo has sole voting power and sole dispositive power with respect to 42,000,000 shares of Common Stock (which include 42,000,000 of the Contributed Shares (as defined in the Schedule 13D)), and the General Partner also has sole voting power and sole dispositive power with respect to the Contributed Shares by virtue of serving as the general partner of HoldCo.

In addition, HoldCo has sole voting power with respect to 52,505,625 shares of Common Stock (the “Proxy Shares”) in respect of which HoldCo has received irrevocable proxies pursuant to Proxies (as defined in Item 6 below), all as further described in Item 6 below, and the General Partner also has sole voting power with respect to the Proxy Shares by virtue of serving as the general partner of HoldCo. As described in Item 6 below, since the filing of the Schedule 13D, HoldCo has received irrevocable proxies pursuant to Proxies for an additional 6,031,708 Proxy Shares, in addition to the 46,473,917 Proxy Shares in respect of which HoldCo had received irrevocable proxies pursuant to Proxies at the time of the filing of the Schedule 13D as disclosed therein.

As of the date hereof, the Covered Individuals beneficially own the number and percentage of shares of Common Stock set forth in the following table.

Name	Sole Voting Power	Sole Dispositive Power	Aggregate Shares Beneficially Owned		Percentage of Class
Brooke B. Barzun	—	2,795,822	2,795,822		1.7%
Campbell P. Brown	—	3,917,120	3,917,120		2.3%
Martin S. Brown, Jr.	—	—	—		—
Garvin B. Deters	224,194	224,194	224,194	*
Marshall B. Farrer	—	—	—		—
Sandra A. Frazier	—	3,255,190	3,255,190		1.9%
W. Austin Musselman, Jr.	—	757,614	757,614	*

* Less than 1% of the class beneficially owned.

The percentages set forth in this Section 5(a) are based upon 169,000,615 shares of Class A Common Stock (voting) outstanding as of February 28, 2019, as disclosed in Brown-Forman Corporation’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2019, filed with the Securities and Exchange Commission on March 6, 2019.

(b)

See Item 5(a) above for information regarding the shares of Common Stock beneficially owned by the Reporting Persons in respect of which the Reporting Persons have sole voting power and sole dispositive power. The Reporting Persons do not have shared voting power or shared dispositive power with respect to any shares of Common Stock.

To the Reporting Person’s knowledge, none of the Covered Individuals has shared voting power or shared dispositive power with respect to any shares of Common Stock.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Updated Information

At the time of the filing of the Schedule 13D, as disclosed therein, each limited partner entity of HoldCo (the “Limited Partner Entities”) other than Alcyone Spirits, LLC (“Alcyone”) had provided irrevocable proxies to HoldCo pursuant to Irrevocable Proxy Substitution and Agreements in the form attached as Exhibit 4 to the Schedule 13D (the “Limited Partner Irrevocable Proxies”) covering 42,287,463 Proxy Shares (including the Pledged Proxy Shares, as defined below). In addition, as disclosed in the Schedule 13D, each of these Limited Partner Entities had received irrevocable proxies with respect to these Proxy Shares from Brown Family Participants (as defined in Schedule 13D) represented by such Limited Partner Entity in the form attached as Exhibit 5 to the Schedule 13D (the “Irrevocable Proxies”) (provided, that one of the Limited Partner Entities had also received irrevocable proxies with respect to 2,415,000 Proxy Shares (the “Pledged Proxy Shares”) pledged by Brown Family Participants represented by such Limited Partner Entity in the form attached as Exhibit 6 to the Schedule 13D (the “Pledged Shares Irrevocable Proxies”; the Limited Partner Irrevocable Proxies, the Irrevocable Proxies and the Pledged Shares Irrevocable Proxies, collectively, the “Proxies”)). In addition, at the time of the filing of the Schedule 13D, as disclosed therein, Alcyone had provided an irrevocable proxy directly to HoldCo pursuant to an Irrevocable Proxy covering 4,186,454 Proxy Shares (the “Direct Alcyone Proxy Shares”).

Following the filing of the Schedule 13D, five of the Limited Partner Entities (including Alcyone) provided irrevocable proxies to HoldCo on March 28, 2019 pursuant to Limited Partner Irrevocable Proxies covering 5,538,820 Proxy Shares. Each of these Limited Partner Entities had received an Irrevocable Proxy with respect to these Proxy Shares from Brown Family Participants represented by such Limited Partner Entity.

In addition, following the filing of the Schedule 13D, the number of the Direct Alcyone Proxy Shares subject to the Irrevocable Proxy previously provided to HoldCo by Alcyone increased by 492,888 Proxy Shares.

Except as set forth above, there have not been any substantial changes to the remaining disclosure that was previously included in Item 6 of the Schedule 13D, which remaining disclosure is amended and restated as set forth below.

Limited Partnership Agreement

The General Partner, as the general partner of HoldCo, and each of the Limited Partner Entities, as limited partners of HoldCo, entered into a limited partnership agreement of HoldCo dated as of March 23, 2017 (the “Limited Partnership Agreement”), which governs the affairs of HoldCo. A summary of the terms of the Limited Partnership Agreement is set forth below, which is qualified in its entirety by reference to the Limited Partnership Agreement, attached as Exhibit 2 to the Schedule 13D.

The Limited Partnership Agreement vests the General Partner with the exclusive right, subject to certain restrictions, to do all things on behalf of HoldCo necessary to manage, conduct, control and operate HoldCo’s business, including exercising or not exercising the voting rights associated with the shares of Common Stock held by, or voted by proxy pursuant to the Proxies by, HoldCo.

Except as provided below, the Limited Partnership Agreement provides that a Limited Partner Entity or the General Partner may not withdraw without the prior approval of the General Partner. In addition, the Limited

Partnership Agreement provides that the General Partner will use commercially reasonable efforts to provide each Limited Partner Entity with at least sixty-three (63) days prior notice (the “Limited Partner Transaction Notice”) of any notice provided to the board of managers of the General Partner (the “Board”) of a meeting of the Board with respect to: (i) a change of control transaction involving the Registrant, (ii) a transaction related to the incurrence or guarantee of indebtedness, which is not Permitted Indebtedness (as defined in the Partnership Agreement), by the General Partner or HoldCo or (iii) any retention or withholding of any dividends, other than for the purpose of repaying Permitted Indebtedness, HoldCo receives from the Registrant with respect to the Common Stock of the Registrant held by HoldCo. In the event of a Limited Partner Transaction Notice, the Limited Partnership Agreement provides that each Limited Partner Entity will have the right to withdraw from HoldCo by delivering written notice to the General Partner within two (2) days after receipt of the Limited Partner Transaction Notice, which notice will be effective upon the sixty-first (61st) day following delivery of such written notice of withdrawal to the General Partner, provided, that such withdrawing Limited Partner Entity will be obligated to pay its pro rata portion of Holdco’s outstanding Permitted Indebtedness prior to such withdrawal. Moreover, the Limited Partnership Agreement provides that if a Limited Partner Entity of the General Partner withdraws from the General Partner, HoldCo will have the right to redeem all of the limited partner units and general partner units of HoldCo (the “HoldCo Units”) held by such Limited Partner Entity. The Limited Partnership Agreement also provides that upon any Limited Partner Entity’s withdrawal from HoldCo, in return for the surrender of such Limited Partner Entity’s HoldCo Units, such Limited Partner Entity will receive a number of shares of Common Stock of the Registrant equal to (i) the percentage interest of the Limited Partner Entity resulting from dividing the number of HoldCo Units held by such Limited Partner Entity by the total number of outstanding HoldCo Units, multiplied by (ii) the total number of shares of Common Stock of the Registrant held by HoldCo (provided, that the Limited Partnership Agreement further provides that if HoldCo holds investments or assets other than shares of Common Stock of the Registrant, then the withdrawing Limited Partner Entity will also receive its percentage interest of such investments or assets).

The Limited Partnership Agreement provides that HoldCo Units may not be transferred without the prior approval of the General Partner, except that HoldCo Units may be transferred in whole or part to a person within the Brown Family Branch (as defined in the Schedule 13D) of such Limited Partner Entity. Moreover, the Limited Partnership Agreement provides that, without the prior approval of the General Partner, no Limited Partner Entity may sell, assign, pledge, hypothecate, distribute or otherwise transfer or dispose of any part of the equity securities in such Limited Partner Entity or other direct or indirect interest in such Limited Partner Entity.

The Limited Partnership Agreement provides that any Limited Partner Entity that desires to transfer its HoldCo Units in order to obtain liquidity, must submit a written notice to the General Partner containing the price and number of HoldCo Units it wishes to offer. In such event, the Limited Partnership Agreement provides that the General Partner will have the first option to elect to cause HoldCo (or any other person designated by the General Partner) to repurchase all or any portion of the HoldCo Units. Thereafter, the Limited Partnership Agreement provides that to the extent that the General Partner does not elect to have HoldCo (or any other person designated by the General Partner) purchase the offered HoldCo Units, the non-offering Limited Partner Entities will be given the opportunity to purchase their pro rata portion of the offered HoldCo Units and, if less than all of the HoldCo Units are purchased by the non-offering Limited Partner Entities, then the non-offering Limited Partner Entities, who previously elected to purchase HoldCo Units, will have the right to buy the remaining HoldCo Units.

The Limited Partnership Agreement provides that HoldCo, as promptly as practicable after HoldCo receives any dividends from the Registrant with respect to the shares of Common Stock held by HoldCo, will make a distribution of such dividends to the Limited Partner Entities in proportion to the HoldCo Units held by the Limited Partner Entities, provided that HoldCo may retain such dividends upon the determination of the General Partner.

The Limited Partnership Agreement provides that HoldCo will continue in perpetuity unless dissolved by the affirmative vote of the General Partner.

LLC Agreement

Each of the Limited Partner Entities, as members of the General Partner, entered into a limited liability company agreement of the General Partner dated as of March 23, 2017 (the “LLC Agreement”), which governs the affairs of the General Partner. A summary of the terms of the LLC Agreement is set forth below, which is qualified in its entirety by reference to the LLC Agreement, the copy of which is attached as Exhibit 3 to the Schedule 13D.

The LLC Agreement grants the Board authority to exercise full and exclusive control over all the activities of the General Partner, including the power to bind or take any action on behalf of the General Partner in its capacity as general partner of HoldCo, and to exercise any rights and powers (including, without limitation, exercising or not exercising the voting rights associated with the shares of Common Stock held by, or voted by proxy pursuant to the Proxies by, Holdco) including those granted to the General Partner under the LLC Agreement. The LLC Agreement provides that the Board will initially consist of seven (7) managers, with each Limited Partner Entity having the right to appoint one manager to the Board and to remove the manager appointed by such Limited Partner Entity. With the exception of matters related to the voting rights associated with the shares of Common Stock held by, or voted by proxy by, HoldCo, the LLC Agreement provides that each manager will be entitled to one vote. With respect to all matters related to the voting rights associated with the Common Stock of the Registrant held by, or voted by proxy by, HoldCo, the LLC Agreement provides that, other than voting to approve any change of control transaction involving the Registrant (which will require the approval of at least a number of managers on the Board that is equal to the total number of managers then constituting the Board less one manager (a “Super Majority of the Managers”)), each manager will have a number of votes equal to (x) the sum of (1) the number of shares of Common Stock contributed to the General Partner and HoldCo by the applicable Limited Partner Entity that appointed such manager and (2) the aggregate number of shares of Common Stock for which a proxy is granted to HoldCo by the applicable Limited Partner Entity that appointed such manager divided by (y) the sum of (1) the aggregate number of shares of Common Stock contributed to the General Partner and HoldCo by the Limited Partner Entities and (2) the aggregate number of shares of Common Stock for which a proxy is granted to HoldCo by the Limited Partner Entities. The LLC Agreement provides that, subject to the ability of the Board to approve additional corporate governance procedures as approved by the unanimous vote of the managers on the Board and except as otherwise provided in the LLC Agreement, the Board may act by the affirmative vote of a majority of the total votes held by the managers on the Board, including, but not limited to, with respect to exercising or not exercising on behalf of HoldCo, in its capacity as the general partner of HoldCo, the voting rights associated with the shares of Common Stock held by, or voted by proxy by, HoldCo (other than the approval of any change of control transaction involving the Registrant, which will require a Super Majority of the Managers as noted above).

Except as provided below, the LLC Agreement provides that a Limited Partner Entity may not withdraw without the prior approval of a Super Majority of the Managers. In addition, the LLC Agreement provides that the Board will use commercially reasonable efforts to provide each Limited Partner Entity with at least sixty-three (63) days prior notice (the “Member Transaction Notice”) of any notice provided to the Board of a meeting of the Board with respect to, or a request being made that the managers on the Board consent to: (i) a change of control transaction involving the Registrant, (ii) a transaction related to the incurrence or guarantee of indebtedness, which is not Permitted Indebtedness (as defined in the LLC Agreement) by the General Partner or HoldCo, or (iii) any retention or withholding of any distributions, other than for the purpose of repaying Permitted Indebtedness, General Partner receives from HoldCo with respect to the Common Stock of the Registrant held by HoldCo. In the event of a Member Transaction Notice, the LLC Agreement provides that each Limited Partner Entity will have the right to withdraw from HoldCo by delivering written notice to the General Partner within two (2) days after receipt of the Member Transaction Notice, which notice will be effective upon the sixty-first (61st) day following delivery of such written notice of withdrawal to the General Partner, provided, that such withdrawing Limited Partner Entity will be obligated to pay its pro rata portion of the General Partner’s outstanding Permitted Indebtedness prior to such withdrawal. Moreover, the LLC Agreement provides that if a Limited Partner Entity withdraws from the General Partner, HoldCo will have the right to redeem all of the units of the General Partner (the “GP Units”) held by such Limited Partner Entity. The LLC Agreement provides that upon any Limited Partner Entity’s withdrawal from the General Partner, in return for the surrender of the GP Units held by such Limited Partner Entity, such Limited Partner Entity will receive a number of shares of Common Stock of the Registrant held by the General Partner immediately after redemption by the General Partner of a number HoldCo Units in proportion to the number of GP Units of the General Partner held by such withdrawing Limited Partner Entity. Upon a Limited Partner Entity’s withdrawal or redemption, the manager that such Limited Partner Entity appointed to the Board will immediately be removed from the Board and the size of the Board will be reduced by one manager.

The LLC Agreement provides that the GP Units may not be transferred without the prior approval of a Super Majority of the Managers, except that GP Units may be transferred in whole or part to a person within the

Brown Family Branch of such Limited Partner Entity. Moreover, the LLC Agreement provides that, without the prior approval of at least a Super Majority of the Managers, no Limited Partner Entity may sell, assign, pledge, hypothecate, distribute or otherwise transfer or dispose of any part of the equity securities in such Limited Partner Entity or other direct or indirect interest in such Limited Partner Entity.

The LLC Agreement provides that any Limited Partner Entity that desires to transfer its GP Units in order to obtain liquidity, must submit a written notice to the Board containing the price and number of GP Units it wishes to offer. In such event, the LLC Agreement provides that the Board, by vote of all of the managers on the Board, may elect to have the General Partner (or any other person designated by vote of all of the managers on the Board) purchase all or any portion of the offered GP Units. Thereafter, the LLC Agreement provides that to the extent the Board does not elect to have the General Partner (or any other person designated by vote of all of the managers on the Board) purchase the offered GP Units, the non-offering Limited Partner Entities will be given the opportunity to purchase their pro rata portion of the offered GP Units and, if less than all of the GP Units are purchased by the non-offering Limited Partner Entities, then the non-offering Limited Partner Entities, who previously elected to purchase GP Units, will have the right to buy the remaining GP Units.

The LLC Agreement provides that the General Partner, as promptly as practicable after the General Partner receives any distributions from HoldCo with respect to the shares of Common Stock held by HoldCo, will make a distribution of such dividends to its members in proportion to the GP Units held by the members, provided that the General Partner may retain such dividends upon the determination of a Super Majority of the Managers.

The LLC Agreement provides that the General Partner will continue in perpetuity unless dissolved by the affirmative vote of three (3) votes held by the managers on the Board.

Limited Partner Irrevocable Proxy

The Limited Partner Irrevocable Proxy appoints HoldCo as the substitute proxy for the applicable Limited Partner Entity and conveys the rights and powers granted to each such Limited Partner Entity by the Irrevocable Proxy to HoldCo. As a result, Holdco is authorized to vote or act by written consent with respect to the Proxy Shares. The Limited Partner Irrevocable Proxy provides that each of the Limited Partner Entities subject to a Limited Partner Irrevocable Proxy covenants that it will not take any action to amend, modify, replace, terminate, cancel, or otherwise alter the Limited Partner Irrevocable Proxy. The Limited Partner Irrevocable Proxy will automatically be revoked on the date the last of the Irrevocable Proxies to which the applicable Limited Partner Entity is a party to terminates (the “Limited Partner Irrevocable Proxy Termination Date”). HoldCo retains the ability to terminate any Limited Partner Irrevocable Proxy with respect to any of the Proxy Shares by providing written notice to the applicable Limited Partner Entity. In the event of a transfer of a portion of any Brown Family Participant’s Proxy Shares in accordance with the terms of the Irrevocable Proxy, the Limited Partner Irrevocable Proxy will terminate with respect to the portion of the Proxy Shares transferred by the Brown Family Participant immediately upon the effective date of such transfer. In addition, the Limited Partner Irrevocable Proxy provides that until the earlier to occur of (i) the third anniversary of the date of the Limited Partner Irrevocable Proxy and (ii) the Limited Partner Irrevocable Proxy Termination Date, the Limited Partner Entity granting the Limited Partner Irrevocable Proxy agrees that neither it nor any of its affiliates, and HoldCo agrees that neither it nor any of its affiliates, will engage in certain specified Restricted Transactions (as defined in the Limited Partner Irrevocable Proxy) with the Registrant unless such Restricted Transaction has been approved in advanced by the Audit Committee of the Registrant or another independent committee of the Board of Directors of the Registrant.

Irrevocable Proxy

The Irrevocable Proxies convey to the Limited Partner Entities, and with respect to the Alcyone Direct Proxy Shares, HoldCo, an irrevocable proxy and power of attorney, with full power of substitution and re-substitution, and authorizes the Limited Partner Entities, and with respect to the Alcyone Direct Proxy Shares, HoldCo, to exercise all voting, consent or similar rights with respect to all of the Proxy Shares identified in such Irrevocable Proxy. Certain Covered Individuals (as defined in the Schedule 13D) are a party to an Irrevocable Proxy in favor of the Limited Partner Entity representing the Brown Family Branch of which such Covered Individual is a member. Under the terms of the Irrevocable Proxies, each Brown Family Participant executing an Irrevocable Proxy in favor of a Limited Partner Entity acknowledges and agrees that such applicable Limited Partner Entity will execute a Limited Partner Irrevocable Proxy and, consequently, HoldCo will undertake all of the obligations of the applicable Limited Party Entity. During the term of the Irrevocable Proxy, the grantor of the Irrevocable Proxy may not, directly or indirectly (by operation of law or otherwise), transfer, sell, assign, dispose, donate, pledge, bequest, hypothecate, convey, encumber or otherwise dispose of any Proxy Shares subject to an Irrevocable Proxy, or any interest therein; provided however, that a Brown Family Participant granting an Irrevocable Proxy may transfer its Proxy Shares to a Brown Family Transferee (as defined in the Irrevocable Proxy). In the event a Brown Family Participant transfers all or any portion of its shares of Common Stock subject to an Irrevocable Proxy, the Brown Family Transferee will be required, (i) to the extent not already subject to an Irrevocable Proxy, enter into an Irrevocable Proxy in substantially the form attached as Exhibit 5 to the Schedule 13D, or (ii) to the extent the Brown Family Transferee is already a Brown Family Participant, such Brown Family Participant will agree that the shares of Common Stock acquired in the transfer are subject to and bound by the terms of such Brown Family Participant’s existing Irrevocable Proxy. In addition, the Irrevocable Proxies provide that the grantor may only transfer its Proxy Shares to a third party upon at least six months prior written notice. The Irrevocable Proxies provide that in the event of a transfer of a portion of the grantor’s Proxy Shares to a third party (which is subject to the six months notice provision set forth in the preceding sentence), the Irrevocable Proxy will terminate with respect to the portion of the Proxy Shares transferred, immediately upon the effective date of such transfer. Moreover, in addition to the transfer restrictions described above, the Irrevocable Proxies provide that until the earlier to occur of (i) the third anniversary of the date of the Irrevocable Proxy and (ii) the Irrevocable Proxy Termination Date (as defined below), the grantor of the Irrevocable Proxy agrees that neither it nor any of its affiliates will engage certain specified Restricted Transactions (as defined in the Irrevocable Proxy) with the Registrant unless such Restricted Transaction has been approved in advanced by the Audit Committee of the Registrant or another independent committee of the Board of Directors of the Registrant. Each Irrevocable Proxy will terminate, and be of no further force or effect, upon the first to occur of (i) the date that all of the grantor’s Proxy Shares have been transferred by such person, provided, that the transfer conforms to the requirements set forth in the Irrevocable Proxy; (ii) the date HoldCo dissolves in accordance with the Limited Partnership Agreement; or (iii) the date the Limited Partner Entity withdraws as limited partner of HoldCo and a member of the General Partner (the “Irrevocable Proxy Termination Date”).

Pledged Shares Irrevocable Proxy

As previously disclosed in the Schedule 13D, a certain Limited Partner Entity has received irrevocable proxies from the persons listed on Schedule D to the Schedule 13D (each a “Pledge Person”) pursuant to Irrevocable Proxies and Powers of Attorney (the “Pledged Shares Irrevocable Proxy”) entered into by such persons and such Limited Partner Entity. 2,415,000 of the Proxy Shares (the “Pledged Proxy Shares”) in the aggregate are subject to the Pledged Shares Irrevocable Proxies. A summary of the Pledged Shares Irrevocable Proxy is set forth below, which is qualified in its entirety by reference to the Pledged Shares Irrevocable Proxy, the form of which is attached as Exhibit 6 to the Schedule 13D.

The Pledged Proxy Shares have been pledged by Pledged Persons to financial institutions prior to the date of the Schedule 13D as collateral for loans made by such institutions to the Pledged Persons and/or related persons thereof. These arrangements with financial institutions were made on arms-length terms and include standard default provisions, such that if the Pledged Persons were to default on their obligations to these financial institutions, the financial institutions would have the ability to foreclose upon the Pledged Shares in a manner that would cause the financial institutions or another person to obtain voting power and investment power over the Pledged Shares.

The Pledged Shares Irrevocable Proxy conveys to the applicable Limited Partner Entity an irrevocable proxy and power of attorney, with full power of substitution and re-substitution, and authorizes such Limited Partner Entity to exercise all voting, consent or similar rights with respect to all of the Pledged Proxy Shares identified in the Pledged Shares Irrevocable Proxy. Under the terms of the Pledged Shares Irrevocable Proxies, each Brown Family Participant executing a Pledged Shares Irrevocable Proxy acknowledges and agrees that the applicable Limited Partner Entity will execute a Limited Partner Irrevocable Proxy and, consequently, HoldCo will undertake all of the obligations of the applicable Limited Party Entity. The Pledged Shares Irrevocable Proxy provides that the Pledge Person will not, during the term of the Pledged Shares Irrevocable Proxy, directly or indirectly (by operation of law or otherwise), transfer, sell, assign, dispose, donate, pledge, bequest, hypothecate, convey, encumber or otherwise dispose of any of the Pledged Shares, or any interest therein; provided, however, the Pledged Proxy Shares may be transferred in connection with a pledge that creates a mere security interest in the Pledged Proxy Shares pursuant to a loan, indebtedness or similar transaction.

Moreover, in addition to the transfer restrictions described above, the Pledged Shares Irrevocable Proxy provides that until the earlier to occur of (i) the third anniversary of the date of the Pledged Shares Irrevocable Proxy and (ii) the Pledged Shares Irrevocable Proxy Termination Date (as defined below), the Pledge Person granting the Pledged Shares Irrevocable Proxy agrees that neither it nor any of its affiliates will engage in certain specified Restricted Transactions (as defined in the Pledged Shares Irrevocable Proxy) with the Registrant unless such Restricted Transaction has been approved in advanced by the Audit Committee of the Registrant or another independent committee of the Board of Directors of the Registrant. The Pledged Shares Irrevocable Proxy will terminate on the earliest to occur of (i) the date a pledgee forecloses on all of the Pledged Proxy Shares subject to the applicable Pledged Shares Irrevocable Proxy; (ii) the date HoldCo dissolves in accordance with the Partnership Agreement; and (iii) the date the Limited Partner Entity of the Pledge Person withdraws as a limited partner of HoldCo and a member of the General Partner (the “Pledged Shares Irrevocable Proxy Termination Date”). In the event of a foreclosure on a portion of the Pledged Proxy Shares, the applicable Pledged Shares Irrevocable Proxy will terminate with respect to the portion of the Pledged Proxy Shares subject to the foreclosure at the effective time of the foreclosure.

Other than as described in Item 4 of the Schedule 13D and Item 5 of this Amendment (each of which are incorporated into this Item 6 by this reference) and this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Registrant or, to the knowledge of the Reporting Person, any Covered Individuals and any person with respect to any securities of the Registrant.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2019

Wolf Pen Branch, LP

By:	Wolf Pen Branch GP, LLC, its general partner

	By:	/s/ Martin S. Brown, Jr.
	Name:	Martin S. Brown, Jr.
	Title:	Chairman

Wolf Pen Branch GP, LLC

By:	/s/ Martin S. Brown, Jr.
Name:	Martin S. Brown, Jr.
Title:	Chairman

Exhibit Index

Exhibit	Description of Exhibit

Exhibit 1:	Joint Filing Agreement